Exhibit 99.2

Certain personally identifiable information has been omitted from this exhibit pursuant to item 601(a)(6) of

Regulation S-K. [***] indicates that information has been redacted.

CONSULTING SERVICES AGREEMENT

THIS CONSULTING SERVICES AGREEMENT (this “Agreement”) is entered into as of January 13, 2026 (the “Effective Date”) by and between Boost Run, Inc., a Delaware corporation (the “Company”) and Mr. B. Luke Weil (the “Consultant”) (each a “Party” and together, the “Parties”).

WHEREAS, on September 15, 2025, (i) the Company, (ii) Willow Lane Acquisition Corp., (iii) Boost Run Holdings, LLC, a Delaware limited liability company, (iv) Benchmark Merger Sub I LLC, a Delaware limited liability company and a wholly-owned subsidiary of Company, (v) and Benchmark Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of Company, entered into that certain Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”);

WHEREAS, immediately after the closing of the transaction contemplated by the Business Combination Agreement (the “Closing”), the Company desires to avail itself of the expertise of Consultant to provide the services described herein; and

WHEREAS, Consultant desires to provide such services under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and subject to the terms and conditions herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Services.

a.	The Company hereby retains the Consultant to provide advice as needed with respect to business strategy and corporate governance and to use his reasonable efforts to introduce the Company to clients and investors (the “Services”). Consultant shall begin providing the Services on the first business day following the day of the Closing. In connection with Consultant’s performance of the Services, the Company agrees to make its officers, advisors (including legal counsel, auditors, and accountants), and third-party service providers, available to Consultant as reasonably required.

b.	The relationship of the Parties is solely that of principal and independent contractor. Nothing herein shall be considered to create a partnership, joint venture, or employer-employee relationship, between the Parties or between one Party and the employees or agents of the other Party. None of the employees or agents of either Party shall be eligible for any employee benefits from the other Party. The Parties shall be solely responsible for paying their respective employees and agents and for withholding taxes from their wages.

2.	Term; Termination. This Agreement shall have a term (the “Term”) beginning on the Effective Date and ending when terminated in accordance with its terms, provided that this Agreement will terminate automatically if the Business Combination Agreement is terminated for any reason.

3.	Consideration – Fees; Expenses. Subject to the terms and conditions set forth herein, and in conjunction with, and as consideration for, the Consultant providing the Services, the Company shall provide the following compensation to Consultant:

a.	On the day of the Closing, the Company shall grant Consultant 336,000 shares of Class A Common Stock (“Stock Grant”) which shall vest as described below:

i.	In the event that the VWAP of the Company’s Class A Common Stock on the Trading Market equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “Tier I Share Price Target”) for any thirty (30) Trading Days within any consecutive forty-five (45) Trading Days, then, 112,000 shares of the Stock Grant shall immediately vest.

ii.	In the event that the VWAP of the Company’s Class A Common Stock on the Trading Market equals or exceeds $14.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “Tier II Share Price Target”) for any thirty (30) Trading Days within any consecutive forty-five (45) Trading Days, then, 112,000 shares of the Stock Grant shall immediately vest.

iii.	In the event that the VWAP of the Company’s Class A Common Stock on the Trading Market equals or exceeds $17.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “Tier III Share Price Target”) for any thirty (30) Trading Days within any consecutive forty-five (45) Trading Days, then, 112,000 shares of the Stock Grant shall immediately vest.

For avoidance of doubt, (x) when the Tier II Price Target is achieved, the Tier I Price Target will have been achieved (either simultaneously or previously), and (y) when the Tier III Price Target is achieved, each of the Tier I Price Target and the Tier II Price Target will be met.

b.	The Share Consideration shall be governed by the Boost Run 2025 Incentive Award Incentive Plan (“Incentive Plan”) and any award agreement required by the Incentive Plan, provided, however, that this Agreement shall govern if it conflicts with provisions of the Incentive Plan.

c.	The following definitions apply to the Share Consideration:

i.	“Trading Day” means any day on which shares of Company Class A Common Stock are actually traded on the principal securities exchange or securities market on which the shares of Company Class A Common Stock are then traded.

ii.	“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the Disinterested Independent Directors (as defined below). All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period

d.	The Company will advance to Consultant all expenses of providing the Services, including all travel expenses which shall include the same per diem the Company provide to its employees on overnight trips. Consultant shall provide reasonable documentation of such expenses. All travel expenses and any expenses over $500.00 shall require prior written approval of the Company.

4.	Termination. Each Party may terminate this engagement on 30 days’ written notice for any reason or no with or without “Cause” or “Good Reason” as this Agreement defines those terms.

a.	For purposes of this Agreement, “Cause” means any of the following:

i. The Consultant’s conviction of (including any plea of guilty or nolo contendere to), any felony, or any crime involving fraud, dishonesty, misappropriation, or moral turpitude;

ii. The Consultant’s theft, fraud, embezzlement, willful misconduct, breach of fiduciary duty or material falsification of any documents or records of the Company, its subsidiaries or other affiliates (each, a “Group Company”);

iii. any misconduct, moral turpitude or gross negligence of the Consultant in relation to the Services that has a material detrimental effect on a Group Company’s reputation or business;

iv. The Consultant’s willful failure to perform the Consultant’s duties hereunder after written notice from the Board of such failure;

v. The Consultant’s willful failure to cooperate with the Company and its legal counsel in connection with any investigation or other legal or similar proceeding involving any Group Company;

vi. any material breach of this Agreement and, for the avoidance of doubt, the failure of Consultant’s efforts to yield any new client or investor relationships for the Company shall not be considered a material breach of this Agreement or otherwise constitute “Cause” for the Company to terminate this Agreement.

Notwithstanding the foregoing, no event described in clauses (ii) – (vi) of this Section will constitute Cause unless the Board has given the Consultant notice of its intention to terminate the Consultant for Cause, which sets forth the events that constitute Cause, and the Consultant fails to cure such events to the Board’s reasonable satisfaction within fourteen (14) calendar days after receiving such notice.

b.	Consultant may terminate this engagement upon written notice by the Consultant to the Company of a resignation for Good Reason (provided that at the time of such resignation no notice of the Board’s intention to terminate the Consultant’s engagement for Cause is pending at the time Consultant delivers notice). For purposes of this Agreement, “Good Reason” means the occurrence of any of the following events, without the express written consent of the Consultant, unless such events are fully corrected in all material respects by the Company within sixty (60) calendar days following written notification by the Consultant to the Company of the occurrence of one of the reasons set forth below:

i.	material diminution in the Consultant’s duties, authorities or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law);

ii.	any requirement that the Consultant provide services primarily from a place (including one of the Company’s corporate locations) other than the Consultant’s home office or a corporate office established by the Company not more than 35 miles from the Consultant’s home office; or

iii.	material breach by the Company of any of its material obligations hereunder, including, but not limited to, the obligation to provide the Share Grant pursuant to the terms set forth therein.

The Consultant must provide the Company with a written notice detailing the specific circumstances alleged to constitute Good Reason within sixty (60) calendar days after the first occurrence of such circumstances, and actually terminate the engagement within thirty (30) calendar days following the expiration of the Company’s sixty (60)-day cure period described above. Otherwise, any claim of such circumstances as “Good Reason” will be deemed irrevocably waived by the Consultant.

5.	Consequences of Termination.

a.	In the event this engagement is terminated by the Company for Cause or by Consultant without Good Reason, Consultant shall be entitled to keep all vested shares he received from the Share Grant, but no further vesting of the Share Grant shall take place.

b.	In the event this engagement is terminated by the Company without Cause, or by the Consultant for Good Reason, or Consultant’s engagement ends as a result of his death or disability, Consultant shall be entitled to keep all vested shares he received from the Share Grant, and unvested shares shall continue to vest if and when the Share Price Target(s) that trigger vesting are met.

6.	Company Representations. In connection with the transactions contemplated hereby, the Company represents and warrants to the Consultant that:

a.	The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, and is qualified to do business in every jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the financial condition, operating results or assets of the Company. The Company possesses all requisite power and authority necessary to enter into this Agreement and to carry out the transactions contemplated by this Agreement. Upon execution and delivery by the Company and the Consultant, this Agreement will be a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

b.	The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby do not violate, conflict with or constitute a default under, in each case, in any material respect, (i) the Company’s memorandum and articles of association, (ii) any agreement, indenture or instrument to which the Company is a party, or (iii) any law, statute, rule or regulation to which the Company is subject, or any agreement, order, judgment or decree to which the Company is subject.

c.	The Share Consideration has been, or as soon as required under this Agreement shall be, validly issued and, once issued, shall be considered fully paid and non-assessable.

7.	Confidentiality.

a.	As a condition of, and as a material inducement to the Company entering into this Agreement, during the Term and for a period of one (1) year thereafter, the Consultant and his Representatives will not, directly or indirectly, during or after the term of this Agreement, disclose to anyone other than the Company or its representatives, provided that such representatives shall consist of, and be limited to, the directors and officers of the Company, and will not use except in the provision of the Services hereunder, any confidential, proprietary or secret information, documentation or material relating to the Company or its products, services, customers or business operations, personnel or activities, clients, vendors, licensees or licensors, whether learned or disclosed to the Consultant before or after the Effective Date (collectively, and as further defined herein, “Confidential Information”), except with the prior written permission of the Company (which may be withheld in its sole discretion). The Consultant agrees that all Confidential Information (whether or not learned, obtained or developed solely by the Consultant or jointly with others) shall remain the property of the Company. Confidential Information includes, but is not limited to: (i) the terms of this Agreement; (ii) information disclosed by the Company or its Representatives, whether disclosed orally or disclosed or accessed in written, electronic, or other form of media, including, without limitation, any information concerning the past, present, and future business affairs of the Company, finances, organizational structure, internal practices, ideas, know-how and other intellectual property, notes, analyses, reports of the Company; and (iii) any third-party confidential information included with, or incorporated in, any information provided by the Company or its Representatives to the Consultant, including, without limitation, any information concerning a potential target business and any information or materials prepared by the Company in connection with exploring a potential business combination opportunity. The Consultant may disclose Confidential Information to its Representatives who have a need to know such information in connection with the performance of the Services hereunder, provided that such Representatives are advised of the confidential nature of such information and are bound to the Consultant by confidentiality and non-use obligations materially consistent with the provisions of this Section 6.

b.	Upon termination of this Agreement or at any earlier time as requested by the Company, the Consultant and its Representatives will promptly furnish to the Company or destroy (at the election of the Company) any and all copies (in whatever form or medium) of all Confidential Information, including any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof. Notwithstanding the return or destruction of the Confidential Information required by this paragraph, all duties and obligations of the Consultant and its Representatives under this Section 6 shall remain in full force and effect.

c.	Nothing herein shall be interpreted to prevent Consultant from providing any information to, or cooperating with any investigation by, any governmental agencies, including the U.S. Securities & Exchange Commission, U.S. Department of Justice, or any state securities regulator.

8.	Miscellaneous.

a.	No Survival of Representations and Warranties. None of the representations and warranties made by the parties hereto in this Agreement shall survive the termination of this Agreement.

b.	Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

c.	Governing Law; Jurisdiction; Jury Trial Waiver. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the laws of the State of New York applicable to contracts wholly performed within the borders of such state, without giving effect to the conflict of law principles thereof. The parties hereby irrevocably and unconditionally (i) submit to the jurisdiction of the state courts of New York located in New York County and the United States District Court for the Southern District of New York. Each party hereby knowingly, voluntarily, and intentionally, irrevocably waives the right to a trial by jury in respect to any litigation based hereon, or arising out of, under, or in connection with this Agreement.

d.	Specific Performance. Each party hereto agrees that irreparable damage may occur in the event any provision of this Agreement was not performed by any of the other parties hereto in accordance with the terms hereof and that such party shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at law or equity, without the necessity of proving that monetary damages would be inadequate or the posting of a bond or other security.

f.	Entire Agreement; Amendment; Waiver; Assignment. This Agreement constitutes the entire understanding of the parties with respect to its subject matter and supersedes any prior oral or written communication or understanding with respect thereto. Except as otherwise provided herein or by applicable law, this Agreement may not be amended or changed in any respect, except by a written agreement executed by both parties hereto. No waiver will be effective unless it is expressly set forth in a written instrument executed by the waiving party and any such waiver will have no effect except in the specific instance in which it is given. Any delay or omission by a party in exercising its rights under this Agreement, or failure to insist upon strict compliance with any term, covenant, or condition of this Agreement will not be deemed a waiver of such term, covenant, condition or right, nor will any waiver or relinquishment of any right or power under this Agreement at any time or times be deemed a waiver or relinquishment of such right or power at any other time or times. The Consultant may not assign or otherwise transfer any right or obligation provided for under this Agreement without the prior written consent of the Company, and any purported assignment or transfer without such consent shall be null and void ab initio.

j.	Notices. Any and all notices hereunder shall be deemed duly given when delivered by registered or certified mail (postage prepaid), email, overnight courier or hand delivery to the parties at the following addresses:

If to the Company:	Boost Run, Inc.
5 Revere Drive
Northbrook, IL 60062
Attn: [***]
Telephone No.: [***]
Email: [***]

If to Consultant:	Mr. B. Luke Weil
250 West 57th Street
New York, New York 10107
Email: [***]

k.	Counterparts. This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based recordkeeping system to the fullest extent permitted by applicable law.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

BOOST RUN, INC.

By:	/s/ Andrew Karos

Print Name:	Andrew Karos

Print Title:	Chief Executive Officer

CONSULTANT

/s/ B. Luke Weil
B. Luke Weil